UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

         Date of Report (Date of earliest event reported): June 30, 2006


                            MERRILL LYNCH CANADA INC.
                               [Initial Depositor]
                 (Translation of registrant's name into English)


                          CP HOLDRS(SM) Deposit Facility
                      [Issuer with respect to the receipts]

                                    001-16683
                            [Commission File Number]

                              BCE Place, Suite 400
                                 181 Bay Street
                             Toronto, Ontario M5J2V8
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F         Form 40-F
                           -----             -----

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ---------------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes              No  X
                      -----          -----

                                    EXHIBITS


Exhibit 1 Prospectus Supplement Filed Pursuant to Rule No. 424(b)(3) for the Quarter Ended June 30, 2006.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             MERRILL LYNCH CANADA INC.

Date:  August 10, 2006

                                            By:    /s/ Robert J. Montesione
                                                   ------------------------
                                            Name:  Robert J. Montesione
                                            Title: Chief Financial Officer

PROSPECTUS SUPPLEMENT                                                  EXHIBIT 1
(To Prospectus dated March 23, 2005)                 REGISTRATION NO.  333-63924





              [HOLDRS(SM) CANADIAN PACIFIC LOGO] [OBJECT OMITTED]]



                         300,000,000 Depositary Receipts
                          CP HOLDRSSM Deposit Facility



         This prospectus supplement supplements information contained in the prospectus dated March 23, 2005, relating to the sale of up to 300,000,000 depositary receipts by the CP HOLDRSSM Deposit Facility.

         The name, ticker symbol, share amounts and primary trading market of each company represented by a round-lot of 100 CP HOLDRS is as follows:

                                                                    Share         Primary
                            Name of Company(1)       Ticker        Amounts    Trading Market
           --------------------------------------  ----------    ----------- ----------------
           EnCana Corporation                         ECA           136.8          NYSE
           Fording Canadian Coal Trust                FDG           49.8           NYSE
           Canadian Pacific Railway Company            CP            50            NYSE

(1) Effective May 18, 2006, Fairmont Hotels & Resorts Inc. (NYSE ticker "FHR") is no longer an underlying constituent of the CP HOLDRS Trust, as a result of the merger of Fairmont Hotels & Resorts Inc. and affiliates of Kingdom Hotels International and Colony Capital, LLC. For the 0.25 shares of Fairmont Hotels & Resorts Inc. per share of CP HOLDRS, The Bank of New York received U.S.$11.25 and on May 20, 2006 distributed U.S.$11.25 per depositary share.

         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

            The date of this prospectus supplement is June 30, 2006.